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                          November 10, 2022

       N. Anthony Coles
       Chief Executive Officer
       Cerevel Therapeutics Holdings, Inc.
       222 Jacobs Street, Suite 200
       Cambridge, MA 02141

                                                        Re: Cerevel
Therapeutics Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 8,
2022
                                                            File No. 333-268235

       Dear N. Anthony Coles:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Nicole Daley